UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. May 22, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the three months ended March 31, 2019 of US$80.5 million (US$0.31 per share), a decrease from US$113.8 million (US$0.43 per share) reported for the three months ended March 31, 2018. Gross profit(3) reached US$145.5 million (29.9% of revenues) for the three months ended March 31, 2019, compared to US$192.7 million (37.1% of revenues) recorded for the three months ended March 31, 2018. Revenues totaled US$504.2 million for the three months ended March 31, 2019, representing a slight decrease of 2.8% compared to US$518.7 reported for the three months ended March 31, 2018.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “We reported earnings for the three months ended March 31, 2019 of US$80.5 million. In line with our expectations, iodine and potassium chloride prices increased significantly compared to the same period last year, and sales volumes grew in the iodine, specialty plant nutrition and lithium business lines. In fact, we reported the highest quarterly iodine revenue since 2013. Other important factors that impacted our results in the first quarter 2019 were lower margins in the lithium business line. These margins were impacted by lower average prices and higher costs related to the new lease payment structure with Corfo, which became effective on April 10, 2018, and were therefore not a part of the first quarter 2018 costs. Additionally, we sold lower sales volumes in industrial chemicals during the first quarter 2019 when compared to 2018; we expect similar sales volumes of solar salts this year as we sold last year, approximately 45,000 -50,000 metric tons During the remainder of 2019, our expectations related to sales volumes across all of our business lines have not changed.”

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He continued by saying, “As expected, during the first quarter, the lithium market saw price pressure as new supply entered the market. Consequently, our average prices fell approximately 8% in comparison to the fourth quarter last year, and we reported average prices of approximately US$14,600/metric tons in this business line. Our sales volumes were higher than sales volumes reported in the first quarter 2019, and we continue to expect to sell between 45,000-50,000 metric tons of lithium carbonate equivalent this year.”

Mr. Ramos continued, “Lithium carbonate and lithium hydroxide demand is expected to continue to grow at double-digit rates in the future; accordingly, significantly more supply of both products will be needed. We believe the lithium demand could grow approximately 17% in 2019 when compared to 2018, reaching at least 315,000 metric tons. The evolving EV battery technology in the lithium market will require us to be flexible, and we believe this operational flexibility is essential, and is the key component of our strategy. We are currently working on our lithium carbonate expansion to produce 120,000 metric tons per year. We believe this expansion will be completed during the second half of 2021, with a capex of approximately US$280 million. We are also expanding our lithium hydroxide capacity in Chile to 29,500 metric tons in 2021; the expected capex for this project is US$100 million. Finally, Wesfarmers formally informed that it is expecting to acquire Kidman Resources, our partner in the Mt. Holland lithium project; we believe their experience and capabilities related to chemical processing, and their significant local infrastructure in Australia will be an important asset in the development of the project.”

He closed by saying, “I would like to highlight that during the first part of 2019, board elections were held. We look forward to working with the new Board members, and believe that they will bring good insights and expertise to the Company at the Board level.”

Segment Analysis

Lithium and Derivatives

Revenues from sales of lithium and derivatives totaled US$155.0 million during the three months ended March 31, 2019, a decrease of 5.6% compared to US$164.2 million for the three months ended March 31, 2018.

Lithium and Derivatives Sales Volumes and Revenues:

		3M2019	3M2018	2019/2018
Lithium and Derivatives	Th. MT	10.6	10.0	0.6	6%
Lithium and Derivatives Revenues	MUS$	155.0	164.2	-9.2	-6%

Demand growth remained strong for this period; our average prices were approximately US$14,600/metric ton during the first quarter 2019. While demand in the market could reach close to 1 million tons by 2025, we believe demand this year will grow approximately 17% when compared to last year. We believe that the new supply entering the market this year will continue to have an impact on pricing, and that our average price could decrease during the second half of this year to an average ofUS$11,000-12,000 per metric ton. Our production for this year is expected to reach almost 60,000 metric tons, and our sales volumes are expected to be between 45,000-50,000 metric tons, as previously estimated. For 2020, we expect our sales volumes will increase approximately 30% when compared to 2019, reaching approximately 65,000 metric tons.

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The payments to Corfo that we made during the first quarter 2019 increased when compared to the same period last year, impacting our margins for the first quarter 2019. The new payment structure under the Lease Agreement with Corfo became effective on April 10, 2018. During the first quarter 2018, our payments were approximately US$12 million, and during the first quarter 2019 they increased to approximately US$45 million.

It is important to remember that these payments are a function of the lithium price, and the effective rate will come down as the price decreases.

Gross profit(4) for the Lithium and Derivatives segment accounted for approximately 47% of SQM’s consolidated gross profit for the three months ended March 31, 2019.

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the three months ended March 31, 2019 totaled US$184.5 million, a slight decrease of 1.8% compared to US$187.9 million reported for the three months ended March 31, 2018.

Specialty Plant Nutrition Sales Volumes and Revenues:

		3M2019	3M2018	2019/2018
Specialty Plant Nutrition Total Volumes	Th. MT	255.8	246.5	9.3	4%
Sodium Nitrate	Th. MT	9.5	8.5	1.0	12%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	165.9	163.1	2.8	2%
Specialty Blends	Th. MT	42.7	39.6	3.1	8%
Other specialty plant nutrients (*)	Th. MT	37.6	35.3	2.3	7%
Specialty Plant Nutrition Revenues	MUS$	184.5	187.9	-3.4	-2%

*Includes trading of other specialty fertilizers.

Our revenues in this business line were slightly lower than revenues seen during the first quarter last year as a result of lower average prices during this quarter compared to the first quarter last year. However, prices have remained flat when compared to the fourth quarter 2018, and we believe this trend will continue for the remainder of the year. Sales volumes during the first quarter 2019 were 3.8% higher than sales volumes seen during the first quarter 2018.

We believe that potassium nitrate market will grow approximately 6% in 2019. As part of our ongoing strategy in the potassium nitrate market, we will continue to invest in this growing market.

SPN gross profit accounted for approximately 21% of SQM’s consolidated gross profit for the three months ended March 31, 2019.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the three months ended March 31, 2019 were US$95.8 million, an increase of 28.2% compared to US$74.7 million generated for the three months ended March 31, 2018.

Iodine and Derivative Sales Volumes and Revenues:

		3M2019	3M2018	2019/2018
Iodine and Derivatives	Th. MT	3.5	3.2	0.3	9%
Iodine and Derivatives Revenues	MUS$	95.8	74.7	21.1	28%

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Higher iodine revenues reported during the first quarter 2019 were related to higher sales volumes, up 8.6% when compared to the same period last year, and higher average prices, up a significant 18.1%. In fact, average prices during the first quarter 2019, reached the highest levels seen since 2015.

The iodine market grows consistently between 2-4% per year, and 2019 should be no different. As we have previously mentioned, as a major player in the iodine market, it is important for us to plan for the future. For this reason, we have submitted the environmental permit for an expansion, which would allow us to increase our capacity and meet future demand growth.

Gross profit for the Iodine and Derivatives segment accounted for approximately 24% of SQM’s consolidated gross profit for the three months ended March 31, 2019.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the three months ended March 31, 2019 totaled US$44.1 million, a 15.5% decrease compared to the US$52.2 million reported for the three months ended March 31, 2018.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		3M2019	3M2018	2019/2018
Potassium Chloride and Potassium Sulfate	Th. MT	124.6	163.0	-38.4	-24%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	44.1	52.2	-8.1	-16%

The decrease in revenues related to the potassium chloride and potassium sulfate business line was related to lower sales volumes. As part of our broader strategy we are focusing our production efforts in the Salar de Atacama on increasing lithium yields. We believe that sales volumes for 2019 will be approximately 500,000 MT.

Average prices for potassium chloride remained flat compared to the fourth quarter 2018, however, our average price fell related to the product mix between potassium chloride and potassium sulfate.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 3% of SQM’s consolidated gross profit for the three months ended March 31, 2019.

Industrial Chemicals

Industrial chemicals revenues for the three months ended March 31, 2019 amounted to US$17.0 million, a 42.4% decrease compared to US$29.5 million for the three months ended March 31, 2018.

Industrial Chemicals Sales Volumes and Revenues:

		3M2019	3M2018	2019/2018
Industrial Nitrates	Th. MT	21.1	36.4	-15.2	-42%
Industrial Chemicals Revenues	MUS$	17.0	29.5	-12.5	-42%

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Our lower revenues in this business line were a result of significantly lower sales volumes, which is related to high solar salt sales volumes in the first quarter 2018. We believe we will sell approximately 45-50,000 metric tons of solar salts during 2019.

Gross profit for the Industrial Chemicals segment accounted for approximately 4% of SQM’s consolidated gross profit for the three months ended March 31, 2019.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$7.8 million for the three months ended March 31, 2019, a decrease compared to US$10.2 million for the three months ended March 31, 2018.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding depreciation, amounted to US$308.6 million for the three months ended March 31, 2019, an increase of 15.0% compared to US$268.8 million for the same period in 2018.

Administrative Expenses

Administrative expenses totaled US$26.5 million (5.3% of revenues) for the three months ended March 31, 2019, compared to US$25.2 million (4.9% of revenues) for the three months ended March 31, 2018.

Financial Indicators

Net Financial Expenses

Net financial expenses for the three months ended March 31, 2019 were US$12.4 million, compared to US$8.0 million for the three months ended March 31, 2018.

Income Tax Expense

For the three months ended March 31, 2019, the income tax expense reached US$31.9 million, representing an effective tax rate of 28.2%, compared to an income tax expense of US$47.3 million during the three months ended March 31, 2018. The Chilean corporate tax rate was 27.0% in 2018 and 2019.

Adjusted EBITDA

Adjusted EBITDA for the three months ended March 31, 2019 was US$169.2 million (Adjusted EBITDA margin of 33.6%), compared to US$224.7 million (Adjusted EBITDA margin of 43.3%) for the three months ended March 31, 2018.

Notes:

1.	Net income refers to the comprehensive income attributable to controlling interests.
2.	Adjusted EBITDA = gross profit - administrative expenses + depreciation and amortization. Adjusted EBITDA margin = Adjusted EBITDA/revenues.
3.	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4.	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

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Balance Sheet

(US$ Millions)	As of Mar. 31,	As of Dec. 31,
	2019	2018

Total Current Assets	2,447.7	2,399.6
Cash and cash equivalents	602.8	556.1
Other current financial assets	299.5	312.7
Accounts receivable (1)	489.9	509.4
Inventory	933.4	913.7
Others	122.2	107.7

Total Non-current Assets	1,919.9	1,868.5
Other non-current financial assets	23.3	17.1
Investments in related companies	112.1	111.5
Property, plant and equipment	1,510.9	1,454.8
Other Non-current Assets	273.6	285.0

Total Assets	4,367.6	4,268.1

Total Current Liabilities	625.2	555.7
Short-term debt	42.8	23.6
Others	582.4	532.1

Total Long-Term Liabilities	1,605.8	1,574.6
Long-term debt	1,349.6	1,330.4
Others	256.3	244.2

Shareholders' Equity before Minority Interest	2,088.1	2,085.5

Minority Interest	48.5	52.3

Total Shareholders' Equity	2,136.6	2,137.8

Total Liabilities & Shareholders' Equity	4,367.6	4,268.1

Liquidity (2)	3.9	4.3

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

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Income Statement

(US$ Millions)	For the 1st quarter		For the three months ended Mar. 31,
	2019	2018	2019	2018

Revenues	504.2	518.7	504.2	518.7

Lithium and Lithium Derivatives	155.0	164.2	155.0	164.2
Specialty Plant Nutrition (1)	184.5	187.9	184.5	187.9
Iodine and Iodine Derivatives	95.8	74.7	95.8	74.7
Potassium Chloride & Potassium Sulfate	44.1	52.2	44.1	52.2
Industrial Chemicals	17.0	29.5	17.0	29.5
Other Income	7.8	10.2	7.8	10.2

Cost of Goods Sold	(308.6)	(268.8)	(308.6)	(268.8)
Depreciation and Amortization	(50.2)	(57.3)	(50.2)	(57.3)

Gross Profit	145.5	192.7	145.5	192.7

Administrative Expenses	(26.5)	(25.2)	(26.5)	(25.2)
Financial Expenses	(18.3)	(12.7)	(18.3)	(12.7)
Financial Income	5.9	4.7	5.9	4.7
Exchange Difference	3.8	(0.5)	3.8	(0.5)
Other	2.4	2.2	2.4	2.2

Income Before Taxes	112.9	161.2	112.9	161.2

Income Tax	(31.9)	(47.3)	(31.9)	(47.3)

Net Income before minority interest	81.0	113.9	81.0	113.9

Minority Interest	(0.5)	(0.1)	(0.5)	(0.1)

Net Income	80.5	113.8	80.5	113.8
Net Income per Share (US$)	0.31	0.43	0.31	0.43

(1) Includes other specialty fertilizers

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About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to support the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: May 22, 2019	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.